Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-282643
November 4, 2025

canaryfunds


Nasdaq

canaryfunds A major milestone for Canary Capital Group as we continue shaping the bridge between digital and traditional markets: HBAR and LTCC ETFs are now Nasdaq-listed.

Visit etfs.canary.capital to learn more

Photos: Nasdaq, Inc./ Vanja Savic

This material must be accompanied by a prospectus. Please read the prospectus carefully before investing. To obtain a current prospectus, visit https://etfs.canary.capital/LTCC/prospectus/ and https://etfs.canary.capital/HBR/prospectus/

The Fund's investment objectives, risks, charges and expenses should be considered before investing.

The Funds are not an investment company registered under the Investment Company Act of 1940 (the "1940 Act"), and therefore are not subject to the same regulatory requirements as mutual funds or traditional ETFs registered under the 1940 Act.

All investments are speculative, may be illiquid and involve a high degree of risk, uncertainty, and there is risk of the complete loss of the investment. There is no guarantee that any specific outcome will be achieved. We do not offer tax, financial, accounting or legal advice.

Canary Litecoin ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting https://etfs.canary.capital/LTCC/.

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-282643
November 4, 2025

By Alexis Busse • 11/4/2025

Canary Capital
568 followers
59m •

Canary Capital Group combines macro strategy with digital innovation — navigating both traditional and emerging markets with innovation.

Honored to celebrate at the Nasdaq Closing Bell as we mark the launch of our Nasdaq-listed single-token crypto ETFs: HBR and LTCC.

The future of finance is here, and we're proud to be leading it forward.

#CanaryCapitalGroup #Nasdaq #ETFs #DigitalAssets #HBAR #Innovation #FinanceLeadership #AUM #TradingVolume


canary capital
Nasdaq
HBR

Canary Capital @CanaryFunds · 1h
Canary Capital Group bridges digital and traditional markets with innovation.

Proud to celebrate at the @Nasdaq Closing Bell - marking the launch of our spot HBR and LTCC ETFs.

#CanaryCapitalGroup #ETFs #HBAR #DigitalAssets #Finance #Innovation


Nasdaq

6 18 83 1.7K

Canary Litecoin ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting https://etfs.canary.capital/LTCC/.

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-282643
November 4, 2025

Canary Capital
56m ·

A major milestone for Canary Capital Group as we continue shaping the bridge between digital and traditional markets: HBAR and LTCC ETFs are now Nasdaq-listed.

Visit etfs.canary.capital to learn more

Photos: Nasdaq, Inc./ Vanja Savic

This material must be accompanied by a prospectus. Please read the prospectus carefully before investing. To obtain a current prospectus, visit https://etfs.canary.capital/LTCC/prospectus/ and https://etfs.canary.capital/HBR/prospectus/

The Fund's investment objectives, risks, charges and expenses should be considered before investing.

The Funds are not an investment company registered under the Investment Company Act of 1940 (the "1940 Act"), and therefore are not subject to the same regulatory requirements as mutual funds or traditional ETFs registered under the 1940 Act.

All investments are speculative, may be illiquid and involve a high degree of risk, uncertainty, and there is risk of the complete loss of the investment. There is no guarantee that any specific outcome will be achieved. We do not offer tax, financial, accounting or legal advice.

#CanaryCapitalGroup #Nasdaq #ETFs #HBAR #DigitalAssets #Innovation #FutureOfFinance


Nasdaq

Canary Litecoin ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting https://etfs.canary.capital/LTCC/.

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-282643
November 4, 2025


CNBC

In this video

JPM -0.63 (-0.20%) | CRCL -1.17 (-1.05%) | USDT.CM= -0.00022494 (-0.02%) | SOL.CM= -12.58 (-7.62%)

BTC.CM= -6,217.60 (-5.83%) | ETH.CM= -352.68 (-10.09%)

Canary Litecoin ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting https://etfs.canary.capital/LTCC/.

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-282643
November 4, 2025


CRYPTO WORLD

In this video

JPM -0.83 (-0.20%) | CRCL -1.24 (-1.11%) | USDT.CM= -0.00025931 (-0.03%) | SOL.CM= -12.66 (-7.66%)

BTC.CM= -6,185.69 (-5.80%) | ETH.CM= -382.20 (-10.08%)


CRYPTO WORLD
09:52 / 12:42

In this video

JPM -0.63 (-0.20%) | CRCL -1.24 (-1.11%) | USDT.CM= -0.00021668 (-0.02%) | SOL.CM= -12.63 (-7.65%)

BTC.CM= -6,217.60 (-5.83%) | ETH.CM= -384.11 (-10.13%)

CNBC Coverage 10/30/2025

Today, major cryptocurrencies are in the red. The day after Fed Chair Powell says another rate cut in December is not a foregone conclusion. JP Morgan says circles USDC is outpacing

Canary Litecoin ETF has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting https://etfs.canary.capital/LTCC/.

tethers USDT in on chain activity and Canary Capital CEO Stephen McClurg breaks down how the asset managers new spot crypto ETFs, tied to Litecoin and hedera are performing.

Welcome to CNBC crypto world. I'm Katie Tarasov, major cryptocurrencies pointed lower one day after Fed Chair Jay Powell suggested the central bank may not cut rates again at its December meeting, which investors have been betting on as of noon, Eastern Bitcoin fell by nearly three and a half percent at the $107,000 level, ether dropped four and a half percent, and Solana sold tokens fell nearly 6%. The move lower comes after the Fed lowered the federal funds rate for banks by a quarter percentage point yesterday afternoon, as expected.

Okay, let's talk about the top stories circle stable coin, USDC overtook tethers USDT in terms of on chain activity. That's according to a note from JP Morgan out yesterday, which pointed to regulatory advancements as a major reason why. Analysts at the bank wrote that as regulatory frameworks for stable coins become clearer, tokens that comply with these standards, such as USCT, are experiencing a notable increase in on chain transaction activity. The note says that in contrast to non compliance, stable coins like USCT Circle's stable coins market cap rose 72% year to date. That significantly outpatients, usdt's, 32% growth rate over the same period.

Analysts also noted that UFC sees transparent reserve management and regular audits make it more trustworthy among institutional investors and other regulated entities. They also said that USDT's compliance with frameworks like Mica in the EU, sets it apart from competitors, making it the preferred stable coin for financial institutions. The analysts did, however, point out that outside the US tethers, USDT continues to dominate in terms of market cap and liquidity as it serves as a primary trading pair, particularly in emerging markets.

Sticking with JP Morgan, the bank tokenized a private equity fund on its connects blockchain platform for private banking clients, another move in the bank's degrees of tokenization, the debut of the new blockchain based tool streamlines distribution and servicing of alternative investment funds. JP Morgan says this tool enables alternative investment managers to deliver greater efficiency and real time transparency for clients as well as distributors. This is a precursor to the broader launch of what's called Connexus fund flow, which allows for real time settlement of private fund flows using tokenized investor data. JP Morgan, entities including Connexus, the bank's blockchain unit, joined fund administrator Cidco In its first slide transaction. In a statement, the head of wealth management said the ultimate goal is to use this technology to improve the experience and outcome for investors, and that beyond efficiency gains, Connexus is actively working towards a future where alternatives can be accessed with minimal cash drag and operational burden.

Steven's segment starts below:

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-282643
November 4, 2025

All right, turning to spot altcoin, ETFs for our main story this week, more spot crypto. ETFs came to market in the US, that includes those tied to cryptocurrencies like Solana SOL token and Canary capital spot ETFs tied to Litecoin and hedera. Crypto world's Jordan Smith spoke with the asset manager, CEO Steven McClurg, about how those spot crypto ETFs are performing.

I want to start with the news of the week for you guys, these new ETFs, both in there and litecoin coming to market. They're more niche than maybe, say, Bitcoin or ether. But, you know, this is a time when we're seeing more and more crypto ETFs come to us markets. Why was? Why was right now the time to bring them into the market and to listen?

Yeah, absolutely. So first of all, Litecoin was one that we really wanted to bring to market, given all the updates and changes that were made to that particular token. Litecoin was, was, it always has been, and still is digital silver, and it was designed to be the Silver to Bitcoins' Gold. It is made for smaller transactions, faster transactions and cheaper transactions, something to be used for everyday spend, as well as utilizing and emerging markets. And we wanted to bring that to market as fast as we believe that Litecoin had very similar characteristics to Bitcoin, which made it not a security. We even had engagement in Litecoin during Gary Gensler's reign, which is really interesting. And then we got held up a little bit once there was a change in the Fed, sorry, a change in the SEC, but we wanted to bring this as soon as possible, given its importance in the market for smaller transactions.

Hbar, we felt like it was really interesting. Because, you know, you've got Bitcoin, you've got now Litecoin as well, which is money you've got Ethereum and Solana, which is more protocol transactions, but Hbar is the largest enterprise transaction software. It's really not even a blockchain. What other people might think about it as a cryptocurrency, but it is a different type of information gathering input, output system, and we wanted to bring that to market because it's been utilized very broadly in enterprise for years. And it was important to bring that to market pretty early, given its importance as a number one, a top 20 token, but also as the top enterprise token. So we thought it was important to bring in as soon as the SEC released their generic listing standards, which was about a month ago, which included both of these tokens.

Can you talk a little bit about what a metric for success looks like for both of these? I mean, like I mentioned that they're more niche than some of the mega cryptocurrencies that everybody thinks about and appears so far, they seem pretty muted trading volumes. Talk about what you're looking at in terms of success. What would it mean for Canary, for these to be ones that stick around?

Yeah, absolutely. So in my previous company, we launched, you know, the first NASDAQ traded Bitcoin futures, ETF and day, $100 million Simple, right? And that's Bitcoin. It's very well known. Ethereum was also very well known and bold out there. It's been out there for a while. We didn't expect these two to get the kind of volume that Bitcoin and Ethereum got, but we do feel like they've been very successful. Hbar, for instance, the ETF has been putting up very strong

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-282643
November 4, 2025

numbers as far as trading volume. You know, if you look at a broad universe of ETFs, not comparing it to Bitcoin or Ethereum, it's put up very strong numbers in the world of ETFs, we've seen about $8 million of volume a day. Which is, which is, which is fantastic for a brand new ETF.

As a matter of fact, even yesterday was the premiere of second Solana ETF, which is a much larger market cap currency, and the trading volume for HDR was actually higher than that Solana product. So we're actually seeing it's actually greater than what we expected for that. But we do expect these to be more of a marathon, not a sprint, as people learn about them and hear about them. We do expect volume to continue to stay constant. I believe today, we've already hit 40 million in AUM for HBR, which is a massive win, in my opinion, given that these are not top five or top 20 tokens.

I'm curious if you see digital asset treasuries as sort of competition for these ETFs. Well, that's the big theme for this year, all of the different companies coming around to buy up digital assets. Is that competition? Do you see that as something else? What's your take there?

Yeah, what I'm seeing in the Venn diagram of things is that there's probably only about 10% overlap of who the investors are in DATs versus ETFs, so we don't expect it to cannibalize as much. There are, of course, there are, there is, of course, other Litecoin DATs that exist already, and we do believe that, you know, it has probably analyzed Litecoin a little bit. There is not one for hbar, which I believe is one of the reasons why hbar is a little bit stronger. But broadly speaking, in the long run, I do believe it's going to take a while, but I do want to go back to when Eth Futures first launched. So we were in my previous company. We launched the first Eth Futures, ETF, and there was only $5 million they won. And then over time, it really started gaining momentum. And then even eth spot in the first couple of weeks was pretty muted, and it took a little bit of time for the market to to get there. Bitcoin is something that people have known about, have studied and done due diligence on for years, and when it kind of came to market, it was massive. Every other token outside of that is going to take a while. So again, I think that this is going to be something where people learn more about what Litecoin is and what h bar is. You'll start seeing more more inflows there. But I don't think that's going to be a massive hindrance to what ETFs do.

While I have you here, I also want to get your reaction to what's going on in the crypto market in terms of prices. You know, we've got big tech currents coming out right now, and we're seeing this rotation out of tech stocks on Wall Street. You've got the Fed cutting rates yesterday, and also at the same time, you've got trade negotiations happening with the US and China. Is there one big catalyst watch for crypto here, or is it sort of compounding factors from all of these things that are happening?

I think crypto is getting a lot more mature, so you're not going to see the volatility size that we did in the last few cycles. But, but, you know this is the third cycle I've been through, I'm used to

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-282643
November 4, 2025

seeing Bitcoin going up and down by 30% you know, 2% everybody freaks out like, what 2% what was that? That's, you know, you know, that's, that's, you know, that's, that's a Friday afternoon, right? So, so I do expect, as maturity sets in, ETFs is actually helping, right? Because you have more institutional investors and larger amounts of money you've got, you've got the law large numbers affecting some of the volatility as well. So the percentages that a lot of this goes down and up is going to be a spray. I think a lot of people were expecting a big blow off top in Bitcoin this year. I've heard numbers of a million dollars, $250,000 $200,000. my target still remains at 140,000 which is target I said about a year ago.

I could be wrong. I don't know. But what I look at when I'm looking at Bitcoin and other cryptocurrency surprises, I'm looking at global monetary supply, or global into and right now, based on where global into is, I'm still seeing a bitcoin price target about 140 (thousand) maybe, maybe a little higher, based on some of the actions of the Fed recently. But what the Fed has done recently, I actually don't agree with, but it's what's happening. They are continuing to lower rates, which I do agree with but they are going to begin to stop unwinding the balance sheet December 1, which I don't agree with. I think that we need a much more normal curve, and as rates go down, we're going to get a curve that's not inverted anymore, because that's more on the low end, but if they stop unwinding the balance sheet, what would possibly happen is that longing in starts coming down too, which means that ten year could go, could stay below where the federal funds rate is, which isn't good for bond investors, isn't good for the broader economy. I would like to see the Fed continuing to unwind the balance sheet while lowering rates to get a normal curve again.

Okay, that's all for crypto world today. We'll be back again tomorrow, and we'll see you then you.